A123 Systems, Inc. 200 West Street Waltham, MA 02451 617.778.5700

June 27, 2012

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:                 Amanda Ravitz

Mary Beth Breslin

Joseph McCann

Re:                            A123 Systems, Inc.

Registration Statement on Form S-3

Filed May 31, 2012

File No. 333-181778

Ladies and Gentlemen:

On behalf of A123 Systems, Inc. (“A123” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).  The Company is filing this Amendment No. 1 in response to comments contained in a letter, dated June 20, 2012 (the “Letter”), from Amanda Ravitz of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David P. Vieau, Chief Executive Officer of A123.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  The Company has, in some cases, responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1 to the Registration Statement.

Prospectus Summary, page 3

1.                                      Please revise to highlight the reissuance of your auditor’s report for the fiscal year ended December 31, 2011 that now includes an explanatory paragraph that there exists substantial doubt as to your ability to continue as a going concern. Also briefly discuss the circumstances that gave rise to the reissuance of the report and your current liquidity position including your present resources, the amount of cash currently used in your operations per month, and the length of time that your present resources will support your operations. Finally, please discuss your recent financing transactions, including the “additional sale option” arrangement described in your prospectus supplement filed on

January 20, 2012, and explain the impact of these transactions on your ability to obtain additional financing and the terms on which you may be able to obtain such financing.

Response:

The Company has revised the Registration Statement in response to the Staff’s comments.  Please see pages 3-4 of the Registration Statement.

* * *

In connection with this response, A123 hereby acknowledges to you that:

•                                          A123 is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (617) 778-5745 or Susan Mazur of Latham & Watkins LLP at (781) 434-6612 with any questions concerning this letter.  Please indicate receipt hereof by stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

/s/ Eric J. Pyenson

Eric J. Pyenson

cc (via facsimile):  Susan L. Mazur, Esq., Latham & Watkins LLP, fax: (781) 434-6601